

72 (Rev. 01-19)

STATE OF MICHIGAN
DEPARTMENT OF TREASURY
LANSING

GRETCHEN WHITMER
GOVERNOR

RACHAEL EUBANKS
STATE TREASURER

August 1, 2024

-THIS AUTHORIZATION SUPERSEDES ALL PREVIOUS AUTHORIZATIONS-

In accordance with the State of Michigan Investment Board's (the "Board") authority pursuant to Executive Order 2018-10 and Section 12c(1)(a) of Act 314 of 1965, as amended, being 38.1132c(1)(a), and which is delegated to me in the Investment Policy Statement approved and adopted by the Board, I, Jon M. Braeutigam, Chief Investment Officer, Bureau of Investments, hereby authorize myself; or Robert L. Brackenbury, Deputy Chief Investment Officer, Bureau of Investments; or Gregory J. Parker, Director of Investments – Public Markets, Director of Asset Allocation, Bureau of Investments; or Travis L. Haney, Director of Investments – Private Markets, Bureau of Investments; or Jeannette J. Brya, Chief Compliance Officer, Bureau of Investments; or Karen M. Stout, Administrator, Trust Accounting Division; or MaryElizabeth Gienapp, Assistant Administrator, Trust Accounting Division, whose signatures appear below, to execute any and all documents or any other instruments necessary to effectuate the investment, reinvestment, assignment, reassignment, sale, or transfer of securities or other assets, or any other such transaction, for the portfolios of the retirement system.

Jon M. Braeutigam
Chief Investment Officer
Bureau of Investments

Robert L. Brackenbury
Deputy Chief Investment Officer
Bureau of Investments

Gregory J. Parker, Director of Asset Allocation
Director of Investments – Public Markets
Bureau of Investments

Travis L. Haney
Director of Investments – Private Markets
Bureau of Investments

Jeannette J. Brya
Chief Compliance Officer
Bureau of Investments

Karen M. Stout
Administrator
Trust Accounting Division

MaryElizabeth Gienapp
Assistant Administrator
Trust Accounting Division